Exhibit (d)(16)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT

(Clarion Global Real Estate Portfolio)

This Amendment No. 1 to the Investment Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and CBRE Clarion Securities, LLC (the “Subadviser”) with respect to Clarion Global Real Estate Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st of January, 2019.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A is amended in whole to read as follows:

Percentage of average daily net assets:

Clarion Global Real Estate Portfolio	0.40% of first $200 million of such assets, plus 0.35% of such assets over $200 million up to $750 million, plus 0.30% of such assets over $750 million up to $1 billion, plus 0.250% of such assets over $1 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 26 day of March, 2019.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Jonathan A. Blome, CFO
By: Authorized Officer
CBRE Clarion Securities, LLC
Jonathan A. Blome, CFO